Exhibit 3
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For Immrdiate Release                                          28 September 2007


                              WPP Group plc ("WPP")

                               Director's Dealing


WPP was notified that on 27th September 2007, Mr Jeffrey Rosen, a Non-executive director of the Company purchased 600 WPP American Depository Receipts (ADR ) at a price of $67.425 per ADR. Mr Rosen's holding is now the equivalent of 8,000 WPP ordinary shares.

Contact:
Feona McEwan, WPP                                          T +44 (0)20 7408 2204
www.wpp.com
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